Exhibit 99.2

Algonquin Power & Utilities Corp. Reports Upgrade to BBB by Standard & Poor’s

OAKVILLE, ON, Oct. 11, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN) today reported that Standard & Poor’s Ratings Services has raised its long-term corporate credit rating on APUC and subsidiaries Algonquin Power Co. (“APCo”) and Liberty Utilities Co. (“Liberty”) to ‘BBB’ from ‘BBB-’. As well, Standard & Poor’s raised its global scale and Canada scale preferred stock ratings on APUC to ‘BB+’ and ‘P-3 (High)’ from ‘BB’ and ‘P-3’, respectively.

According to Standard & Poor’s, the upgrade reflects a significant increase in regulated cash flow from Liberty owing to a number of acquisitions in the past 18 months, as well as a forecast that adjusted funds from operations-to-debt levels will continue to increase in the near-to-medium term.

Standard & Poor’s has also provided a stable outlook for the company owing to the assessment of relatively stable cash flows, supported by regulated cash flow from Liberty’s regulated utility business, and APCo’s largely contracted power asset portfolio.

“The recognition of the strong creditworthiness of APUC and our subsidiaries through a BBB rating confirms the stability and conservatism of our capital structure and should enhance the value of our equity by reducing the cost of our debt”, commented Ian Robertson, Chief Executive Officer of APUC. “We have consistently run our business within the scope of investment grade credit metrics in order to maintain a stable investment environment for our shareholders today and in the future”.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns and has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 13:23e 11-OCT-13